Exhibit 21.1

Significant Subsidiaries (As of September 30, 2015)

	Name of Entity	Place of Incorporation	Ownership Interest

1.	Azure Clean Energy Private Limited	India	99.99% by Azure Power India Private Limited

2.	Azure Green Tech Private Limited	India	99.99% by Azure Power India Private Limited

3.	Azure Power India Private Limited	India	% by Azure Power Global Limited

4	Azure Solar Private Limited	India	92% by Azure Power India Private Limited; 8% by Azure Power US Inc.